[Pogo Letterhead]

February 23, 2006

Via EDGAR Correspondence

Mr. Barry Stem

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Pogo Producing Company
Letters dated November 16, 2005 and January 12, 2006
Telephone call of February 22, 2006
10-K for the Year Ended December 31, 2004
File No. 1-7792

Dear Mr. Stem:

We received your letter dated January 12, 2006 regarding our response dated December 14, 2005 to a comment received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by facsimile dated November 16, 2005 regarding PV-10 disclosure in our Annual Report on Form 10-K for the year ended December 31, 2004 (the “2004 10-K”) (File No. 1-7792).  We also spoke with Ms. Kimberly Calder of the Staff by telephone on February 22, 2006.  We are providing this letter in response to your January 12, 2006 letter and our conversation with Ms. Calder.

We acknowledge that reconciliation of PV-10 to the standardized measure in our future filings with the Securities and Exchange Commission that disclose a PV-10 amount, as described in our December 14, 2005 response, would include and be accompanied by all disclosures required by Item 10(e) of Regulation S-K.

The company hereby further acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the 2004 10-K;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert Staff comments as a defense in any proceeding by the Securities and Exchange Commission or any persons under the federal securities laws of the United States.

Sincerely,

/s/ James P. Ulm, II

James P. Ulm, II

cc:	Ms. Kimberly Calder